March 8, 2007

Mail Stop 4561

<u>VIA U.S. MAIL AND FAX (949)706-3997</u>

Mrs. Gretchen Verdugo
Chief Financial Officer
Impac Mortgage Holdings, Inc.
19500 Jamboree Road
Irvine, California 92612

      RE: Impac Mortgage Holdings, Inc.
              Form 10-KSB for the year ended December 31, 2005
              Filed March 15, 2006
              File No. 001-14100

Dear Mrs. Verdugo:

      We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

              Sincerely,

              Robert F. Telewicz Jr.
              Senior Staff Accountant